[redacted]

08027034

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66495 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2007 ENDING December 31, 2007

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Reigns Capital, Ltd.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 Main Street Suite 318
(No. and Street)

White Plains (City) New York (State) 10601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Silver 914-949-3282
(Area Code – Telephone No.)

SEC
Mail Processing
Section

## B. ACCOUNTANT IDENTIFICATION

FEB 27 2008

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Washington, DC
101

Lilling & Company LLP
(Name – if individual, state last, first, middle name)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2008
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).*

**Sec 1410 (06-02)** *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number*

## OATH OR AFFIRMATION

I, Neil Silver swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Reigns Capital, Ltd. , as of

December 31 , 2007 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

RICHARD M. PANERO
Notary Public, State of New York
No. 31-4995205
Qualified in New York County
Commission Expires April 20, 2010

This Report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# REIGNS CAPITAL, LTD.

## *REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION*

## *REPORT ON INTERNAL CONTROL*

*DECEMBER 31, 2007*

#  Lilling & Company LLP
Certified Public Accountants

## *INDEPENDENT AUDITOR'S REPORT*

Board of Directors and Stockholders
Reigns Capital, Ltd.
White Plains, New York

We have audited the accompanying statement of financial condition of Reigns Capital, Ltd. as of December 31, 2007 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reigns Capital, Ltd. as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling + Company

***CERTIFIED PUBLIC ACCOUNTANTS***
***Great Neck, New York***

***February 16, 2008***

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

REIGNS CAPITAL, LTD.

*STATEMENT OF FINANCIAL CONDITION*
*DECEMBER 31, 2007*

### *ASSETS*

| | |
|---|---|
| Cash and cash equivalents | $ 114,608 |
| Accounts receivable | 134,909 |
| Prepaid expenses | 4,239 |
| Furniture and equipment, net | 2,359 |
| Other assets | 6,373 |
| | $ 262,488 |

### *LIABILITIES AND STOCKHOLDER'S EQUITY*

***Liabilities***

| | |
|---|---|
| Accrued expenses | $ 25,514 |
| Deferred income taxes payable | 44,000 |
| | 69,514 |

***Stockholder's equity***

| | |
|---|---|
| Common stock, no par value; 200 shares authorized; 10 shares issued and outstanding | 5,000 |
| Paid-in capital | 95,000 |
| Retained earnings | 92,974 |
| | 192,974 |
| | $ 262,488 |

REIGNS CAPITAL, LTD.

*STATEMENT OF OPERATIONS*
*YEAR ENDED DECEMBER 31, 2007*

| | | |
|---|---|---|
| ***REVENUES*** | | |
| Consulting income | $ | 511,132 |
| Interest and other income | | 49,947 |
| | | 561,079 |
| ***EXPENSES*** | | |
| Salaries and payroll costs | | 478,395 |
| Professional fees | | 29,419 |
| Pension expense | | 22,000 |
| Operating expenses | | 101,247 |
| | | 631,061 |
| ***LOSS BEFORE INCOME TAXES*** | | (69,982) |
| ***INCOME TAX BENEFIT*** | | (19,503) |
| ***NET LOSS*** | $ | (50,479) |

*See notes to financial statements*

## REIGNS CAPITAL, LTD.

### *STATEMENT OF CASH FLOWS*
### *YEAR ENDED DECEMBER 31, 2007*

| | |
|---|---|
| ***Cash flows from operating activities*** | |
| Net loss | $ (50,479) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Depreciation and amortization | 1,227 |
| Deferred income taxes | (16,000) |
| (Increase) decrease in assets: | |
| Accounts receivable | 33,993 |
| Prepaid expenses | 28,956 |
| Other assets | (1,624) |
| Increase (decrease) in liabilities: | |
| Accrued expenses | (33,982) |
| Total adjustments | 12,570 |
| ***Net cash used in operating activities*** | (37,909) |
| ***Cash flows from investing activities*** | |
| Purchase of equipment | (1,932) |
| ***Net cash used in investing activities*** | (1,932) |
| ***NET DECREASE IN CASH AND CASH EQUIVALENTS*** | (39,841) |
| ***CASH AND CASH EQUIVALENTS - BEGINNING*** | 154,449 |
| ***CASH AND CASH EQUIVALENTS - END*** | $ 114,608 |

| | |
|---|---|
| Supplemental disclosures of cash flow information: | |
| Cash paid during the year for: | |
| Income taxes | $ 497 |
| Interest | $ - |

REIGNS CAPITAL, LTD.

*STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY*
*YEAR ENDED DECEMBER 31, 2007*

| | COMMON STOCK | PAID-IN CAPITAL | RETAINED EARNINGS | TOTAL |
|---|---|---|---|---|
| **Balance - beginning** | $ 5,000 | $ 95,000 | 143,453 | $ 243,453 |
| Net loss | - | - | (50,479) | (50,479) |
| **Balance - end** | $ 5,000 | $ 95,000 | $ 92,974 | $ 192,974 |

*See notes to financial statements*

## 1. SIGNIFICANT ACCOUNTING POLICIES

### Organization

Reigns Capital, Ltd. (the Company) is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2007.

The Company primarily receives revenue from consulting fees. Approximately 70% of its revenue is derived from one client.

### Cash and cash equivalents

Cash and cash equivalents consist of cash and money market accounts with balances of approximately $15,000 in excess of FDIC insured amounts at December 31, 2007.

### Income Taxes

The Company accounts for deferred income taxes using the liability method. The liability method requires the determination of deferred tax assets and liabilities based on the differences between the financial statements and income tax bases of assets and liabilities, using enacted tax rates and laws currently in effect. Additionally, net deferred tax assets are adjusted by a valuation allowance, if, based on the weight of available evidence, it is uncertain that some portion or all of the net deferred tax assets will not be realized.

### Revenue Recognition

Consulting fees and interest income are recorded on the accrual basis of accounting. During the year the Company also received a one-time special payment from FINRA in the amount of $35,000 that is included in other income.

**Use of Estimates in the Preparation of Financial Statements**

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that management uses.

## 2. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

## 3. INCOME TAXES

Deferred income taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to cash basis reporting for income tax purposes and accounts receivable which is not recognized for income tax purposes. At December 31, 2007, the Company had available for federal income tax purposes net operating loss carryforwards of approximately $36,000. Income tax credit consists of the following:

| | |
|---|---|
| Deferred income taxes | $ (16,000) |
| Current income taxes | ( 4,000) |
| | $ ( 20,000) |

## 4. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.) At December 31, 2007, the Company had net capital of $86,937 which was $81,937 in excess of its required net capital of $5,000. The Company had a percentage of aggregate indebtedness to net capital of 29% as of December 31, 2007.

## 5. PROFIT SHARING PLAN

The Company maintains a profit sharing plan covering its eligible employees. The Company may make discretionary contributions to the plan not to exceed statutory limitations. Voluntary employee contributions are not permitted. Contributions to the plan were $22,000 for the year ended December 31, 2007.

## 6. COMMITMENTS AND CONTINGENCIES

**Lease**

The Company entered into a lease for office space, which expires in December 2009, and calls for monthly payments and specified escalations. Included in operations for 2007 is rent expense of approximately $39,000.

Future minimum lease payments are approximately as follows:

| | |
|---|---|
| 2008 | $ 38,000 |
| 2009 | 38,000 |
| | $ 76,000 |

*SUPPLEMENTARY INFORMATION*
*PURSUANT TO RULE 17A-5 OF THE*
*SECURITIES EXCHANGE ACT OF 1934*

*AS OF DECEMBER 31, 2007*

**REIGNS CAPITAL, LTD.** **Schedule 1**

***COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1***
***OF THE SECURITIES AND EXCHANGE COMMISSION***

***DECEMBER 31, 2007***

| | |
|---|---|
| ***NET CAPITAL*** | |
| Stockholder's equity | $ 192,974 |
| Add: Allowable credits-deferred income taxes payable | 44,000 |
| Total capital | 236,974 |
| Less: Nonallowable assets | 147,880 |
| Net capital before haircuts on securities positions | 89,094 |
| Haircuts and undue concentration | 2,157 |
| ***NET CAPITAL*** | $ 86,937 |
| ***AGGREGATE INDEBTEDNESS*** | $ 25,514 |
| ***MINIMUM NET CAPITAL REQUIRED*** | $ 5,000 |
| ***EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS*** | $ 81,937 |
| ***PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL*** | 29% |

***Statement Pursuant to Paragraph (d) (4) of Rule 17a-5***

There were no material differences with respect to the computation of net capital calculated above and the Company's computation included in Part IIA of Form X-17a-5 as of December 31, 2007.

# Lilling & Company LLP

Certified Public Accountants

***INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3***

Board of Directors and Stockholders
Reigns Capital, Ltd.
White Plains, New York

In planning and performing our audit of the financial statements of Reigns Capital, Ltd. (the Company), for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatements of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to material weaknesses, as defined above. However, we identified the following matter which was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Reigns Capital, Ltd for the year ended December 31, 2007, and this report does not affect our report thereon dated February 16, 2008.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilling & Company

***CERTIFIED PUBLIC ACCOUNTANTS***
***Great Neck, New York***

***February 16, 2008***

**END**